SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

               PLACER DOME COMPLETES FINANCING

                         (all figures in US$ unless otherwise stated)

                         October 10, 2003

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) has completed the issuance and sale of two previously announced private debenture offerings totalling $530 million aggregate principal amount.

Of the aggregate principal amount, $300 million was sold as unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year. The 32-year debentures were sold at a price of 99.649% of their principal amount to yield 6.476%.

An additional $230 million was sold as unsecured senior convertible debentures with interest payable at a rate of 2.75% per year. The option to purchase an additional 15% of convertible debentures that was granted to the initial purchasers was exercised.

Placer Dome intends to use the net proceeds to refinance costs associated with the July 2003 acquisition of East African Gold Mines, and the associated capital for expansion of the North Mara mine. Remaining proceeds will be used to fund capital expenditures and development projects, and for general corporate purposes.

The debentures have not been registered under the Securities Act or applicable state securities laws, and may not be offered or sold in the U.S., or to or for the benefit of U.S. persons, absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Vancouver-based Placer Dome Inc. operates 18 mines on five continents. The company’s shares trade on the Toronto, New York, Paris, Swiss and Australian stock exchanges under the symbol PDG.

                        For further information contact:
                        Media Relations: Meghan Brown (604) 661-1577
                        Investor Relations: Greg Martin (604) 661-3795
                        On the Internet: www.placerdome.com

         CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome’s future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome’s mining activities, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of Placer Dome’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome’s forward-looking statements. Further information regarding these and other factors is included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. “Placer Dome” is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. “Placer Dome Group” or “Group” means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. “Placer Dome Group’s share” or the “Group’s share” is defined to exclude minority shareholders’ interest. The “Corporation” refers to Placer Dome Inc.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel

Date: October 15, 2003